CUSIP No. 84917P100

Name of Reporting Person:				Townsend Group Investments
							22601 Pacific Coast Highway
							Suite 200
							Malibu CA 90265

S.S. or I.R.S. Identification No. Of Above Person:	95-3180628

Check the Appropriate Box if a Member of a Group:	(b)

Citizenship or Place of Organization:			Malibu, California

Sole Voting Power:			50,500

Shared Voting Power:			636,600

Sole Dispositive Power:			50,500

Shared Dispositive Power:		636,600

Aggregate Amount Beneficially Owned by Each Reporting Person:	689,100

Percent of Class Represented by Amount in Row 9:			3.5%

Type of Reporting Person:		IA